UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Central Newspapers, Inc.
                                (Name of Issuer)


                     Class A Common Stock, without par value
                         (Title of Class of Securities)


                                    154647101
                                 (CUSIP Number)

                                February 7, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                               [ X ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------------------          ---------------------------------
CUSIP No. 154647101                                            Page 2 of 5 Pages
-------------------------------------          ---------------------------------

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1          NAME OF REPORTING PERSON                           Russell B. Pulliam
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                          (b)[ ]

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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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                        5       SOLE VOTING POWER                 495,218  (1)

      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER               532,590  (1)
     BENEFICIALLY
       OWNED BY         --------------------------------------------------------
         EACH           7       SOLE DISPOSITIVE POWER            495,218
      REPORTING
        PERSON          --------------------------------------------------------
         WITH           8       SHARED DISPOSITIVE POWER          532,590

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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,027,808

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        3.05%  (2)

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12      TYPE OF REPORTING PERSON
        IN

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--------
(1) Calculated pursuant to Rule 13d-3(d) (1) promulgated under the Securities Exchange Act of 1934, as amended, reflecting beneficial ownership of shares of Class A Common Stock which can be acquired through the conversion of shares of Class B Common Stock. Each share of Class B Common Stock may be converted into 1/10 of a share of Class A Common Stock at the option of the holder thereof. Each share of Class A Common Stock is entitled to 1/10 of a vote and each share of Class B Common Stock is entitled to one vote. All shares of Class A Common Stock and Class B Common Stock vote together as a single class.

(2) Based on a total of 33,215,447 shares of Class A Common Stock outstanding as of March 14, 2000, as reported by the Issuer in its Annual Report on Form 10-K for the period ended December 26, 1999.

Item 1.

(a)    Name of Issuer:  Central Newspapers, Inc.

(b)    Address of Issuer's Principal Offices:        200 East Van Buren Street
                                                     Phoenix, Arizona 85004

Item 2.

(a)    Name of Person Filing:   Russell B. Pulliam

(b)    Address of Principal Business Office:  307 North Pennsylvania Street
                                                     Indianapolis, IN 46204

(c)    Citizenship:  United States of America

(d)    Title of Class of Securities:  Class A Common Stock, without par value

(e)    CUSIP Number:  154647101

Item 3.

This statement is being filed pursuant to ss.240.13d-1(c).

Item 4.  Ownership

(a)    Amount beneficially owned:  1,027,808 (3)
                                  -----------

(b)    Percent of class: 3.05% (4)
                         ------

(c)    Number of shares as to which the person has:
       (i)   Sole power to vote or to direct the vote                 495,218(1)
                                                                      -------
       (ii)  Shared power to vote or to direct the vote               532,590(1)
                                                                      -------
       (iii) Sole power to dispose or to direct the disposition of    495,218
                                                                      -------
       (iv)  Shared power to dispose or to direct the disposition of  532,590
                                                                      -------
----------
3 Includes (a) 456,552 shares of Class A Common Stock owned directly, (b) currently exercisable options to acquire 34,166 shares of Class A Common Stock, (b) 67,090 shares of Class A Common Stock held by MRD, LLC, of which Russell B. Pulliam is a voting member, (c) 4,655,000 shares of Class B Common Stock held by the MRD, LLC, of which Russell B. Pulliam is a voting member, which shares are convertible into 465,500 shares of Class A Common Stock, and (d) 45,000 shares of Class B Common Stock owned directly which shares are convertible into 4,500 shares of Class A Common Stock.

4 Based on a total of 33,215,447 shares of Class A Common Stock outstanding as of March 14, 2000, as reported by the Issuer in its Annual Report on Form 10-K for the period ended December 26, 1999.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The other voting members of MRD, LLC, Myrta J. Pulliam and Deborah S. Pulliam, have the power to direct the receipt of dividends from, or the proceeds from the sale of, shares held by MRD, LLC.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Member of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: 4/19/00
                                                -------------------------------

                                           /s/ Russell B. Pulliam
                                           ------------------------------------
                                           Russell B. Pulliam